Exhibit 99.1

GOLDEN SUN EDUCATION GROUP LIMITED AND SUBSIDIARIES

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

	March 31,	September 30,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,087,081	$6,552,708
Accounts receivable, net	222,249	39,331
Accounts receivable - related parties	12,409	15,077
Contract assets	448,187	423,532
Inventories	434,211	153,851
Prepayments and other current assets	6,224,697	4,869,347
TOTAL CURRENT ASSETS	9,428,834	12,053,846

NON-CURRENT ASSETS:
Property and equipment, net	122,907	314,652
Intangible assets, net	23,083	-
Long-term investments	5,276,394	5,247,866
Operating lease right-of-use assets, net	1,016,123	1,358,342
Prepayments and other non-current assets	572,593	473,387
TOTAL NON-CURRENT ASSETS	$7,011,100	$7,394,247
TOTAL ASSETS	$16,439,934	$19,448,093

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$34,071	$33,717
Long-term bank loans - current portion	365,636	-
Accounts payable	1,151,373	974,314
Deferred revenue	2,751,584	3,988,699
Accrued expenses and other liabilities	1,048,514	1,041,832
Refund liabilities	250,556	333,030
Loan from third parties	70,990	15,064
Operating lease liabilities-current	382,090	551,384
Taxes payable	4,096,841	3,877,710
TOTAL CURRENT LIABILITIES	10,151,655	10,815,750

NON-CURRENT LIABILITIES:
Operating lease liabilities-non-current	691,775	882,617
Long-term bank loans - non-current portion	2,875,227	3,207,237
Due to a related party	108,258	63,689
Long-term loan from third party	40,673	102,535
TOTAL NON-CURRENT LIABILITIES	3,715,933	4,256,078
TOTAL LIABILITIES	13,867,588	15,071,828

COMMITMENTS AND CONTINGENCIES

EQUITY:
Authorised share capital of US$50,000 divided into 9,000,000 Class A ordinary shares of $0.005 par value per share and 1,000,000 Class B ordinary shares of $0.005 par value per share; with 1,577,944 Class A ordinary shares issued and outstanding as of March 31, 2024 and September 30, 2023 and 403,000 Class B ordinary shares issued and outstanding as of March 31, 2024 and September 30, 2023*
Class A ordinary shares	7,890	7,890
Class B ordinary shares	2,015	2,015
Additional paid in capital	19,450,741	19,467,664
Statutory reserves	1,089,546	1,007,027
Accumulated deficit	(16,676,901)	(14,835,585)
Accumulated other comprehensive loss	(1,230,180)	(1,221,021)
TOTAL SHAREHOLDERS’ EQUITY	2,643,111	4,427,990
Non-controlling interests	(70,765)	(51,725)
TOTAL EQUITY	2,572,346	4,376,265
TOTAL LIABILITIES AND EQUITY	$16,439,934	$19,448,093

*	Retroactively restated for ten-for-one share consolidation with effective date of April 18, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

 (Amounts in thousands of U.S. dollars (“$”), except for number of shares)

	For the six months ended March 31,
	2024	2023

Revenues - third parties	$3,647,825	$3,272,307
Revenues - related parties	60,111	254,291
Revenues	3,707,936	3,526,598
Cost of revenues	2,075,060	2,285,768
Gross profit	1,632,876	1,240,830

Operating expenses:
Selling expenses	389,471	595,245
General and administrative expenses	2,431,898	4,707,043
Total operating expenses	2,821,369	5,302,288
Loss from operations	(1,188,493)	(4,061,458)

Other income (expense):
Interest expense, net	(111,284)	(142,967)
Loss from long term investment	(26,543)	-
Other income (expense), net	(329,063)	722,671
Total other income (expense), net	(466,890)	579,704

Loss before income taxes	(1,655,383)	(3,481,754)

Income taxes provision	138,781	180,842

Net loss	(1,794,164)	(3,662,596)

Less: net (loss) income attributable to non-controlling interests	(35,367)	11,728
Net loss attributable to the company	(1,758,797)	(3,674,324)

Net loss	(1,794,164)	(3,662,596)
Other comprehensive loss
Foreign currency translation adjustment	(9,755)	(347,715)
Comprehensive loss	(1,803,919)	(4,010,311)
Less: comprehensive (loss) income attributable to non-controlling interests	(35,963)	9,791
Comprehensive loss attributable to the company	$(1,767,956)	$(4,020,102)

Loss per share*
Basic and diluted	$(0.89)	$(1.98)

Weighted average number of shares outstanding
Basic and diluted	1,980,944	1,851,593

*	Retroactively restated for ten-for-one share consolidation with effective date of April 18, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling	Total
	Shares*	Amount	Shares*	Amount	capital	Reserves	deficit	loss	interests	equity
Balance at September 30, 2023	1,577,944	$7,890	403,000	$2,015	$19,467,664	$1,007,027	$(14,835,585)	$(1,221,021)	$(51,725)	$4,376,265
Net loss	-	-	-	-	-	-	(1,758,797)	-	(35,367)	(1,794,164)
Deem distribution to non-controlling shareholder	-	-	-	-	(16,923)	-	-	-	16,923	-
Statutory reserve	-	-	-	-	-	82,519	(82,519)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(9,159)	(596)	(9,755)
Balance at March 31, 2024	1,577,944	$7,890	403,000	$2,015	$19,450,741	$1,089,546	$(16,676,901)	$(1,230,180)	$(70,765)	$2,572,346

	Class A Ordinary shares		Class B Ordinary shares		Additional paid in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling	Total
	Shares*	Amount	Shares*	Amount	capital	Reserves	deficit	loss	interests	equity
Balance at September 30, 2022	1,504,944	$7,525	403,000	$2,015	$17,643,029	$964,363	$(9,006,610)	$(817,948)	$(59,255)	$8,733,119
Share base compensation	73,000	365	-	-	1,824,635	-	-	-	-	1,825,000
Net loss	-	-	-	-	-		(3,674,324)	-	11,728	(3,662,596)
Statutory reserve	-	-	-	-	-	111,022	(111,022)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(345,778)	(1,937)	(347,715)
Balance at March 31, 2023	1,577,944	$7,890	403,000	$2,015	$19,467,664	$1,075,385	$(12,791,956)	$(1,163,726)	$(49,464)	$6,547,808

*	Retroactively restated for ten-for-one shares consolidation with effective date of April 18, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

 GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

	For the six months ended March 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(1,794,164)	$(3,662,596)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	53,928	79,916
Changes in allowance for credit losses	-	(50,561)
Share based compensations	-	1,825,000
Loss on disposition of property and equipment	179,217	118,338
Loss from long term investment	26,543	-
Amortization of operating lease right-of-use assets	201,307	115,102
Changes in operating assets and liabilities:
Accounts receivable	(182,858)	132,455
Accounts receivable-related parties	2,831	40,137
Inventories	(279,285)	-
Prepayments and other assets	297,251	508,659
Contract assets	(20,253)	(263,667)
Accounts payable	167,166	342,513
Accrued expenses and other liabilities	109,155	(1,482,532)
Deferred revenue	(1,281,400)	(1,313,987)
Refund liability	(86,131)	66,231
Operating lease liabilities	(220,053)	(78,329)
Taxes payable	178,819	253,272
Net cash used in operating activities	(2,647,927)	(3,370,049)

Cash flows from investing activities:
Long-term investment	(113,352)	(4,527,335)
Prepayment for acquisition	(1,726,375)	-
Purchase of property and equipment	(33,097)	(167,292)
Net cash used in investing activities	(1,872,824)	(4,694,627)

Cash flows from financing activities:
Proceeds from short-term bank loans	-	215,020
Proceeds from long-term bank loans	-	1,920,844
Repayment of long-term bank loans	-	(1,654,219)
Proceeds from related parties	43,986	127,390
Repayment of third-party loans	(7,182)	(161,936)
Net cash provided by financing activities	36,804	447,099

Effect of exchange rates changes on cash and cash equivalents	18,320	(16,586)
Net decrease in cash and cash equivalents	(4,465,627)	(7,634,163)
Cash and cash equivalents, beginning of period	6,552,708	20,347,501
Cash and cash equivalents, end of period	$2,087,081	$12,713,338

Supplemental cash flow disclosures:
Cash paid for income tax	$242	$138
Cash paid for interest	$122,444	$202,546
Non-cash operating, investing and financing activities
Operating lease right of use assets obtained (extinguished) in exchange for operating lease obligations	$(155,841)	1,640,529

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Golden Sun Health Technology Group Limited (“Golden Sun”), is an exempted company that was incorporated under the laws of Cayman Islands on September 20, 2018 that serves as a holding company with no material operations of its own. Golden Sun, through its subsidiaries in the People’s Republic of China (“China” or “PRC”) (the PRC subsidiaries and Golden Sun collectively, the “Company”), is primarily engaged in the provision of education and management services in the PRC. The Company offers foreign language tutorial services and other education training management services. Beginning in late 2023, the Company initiated a strategic expansion and transition into the wellness and e-commerce industries and for those purposes has established a wholly-owned subsidiary, Zhejiang Golden Sun Selection Technology Co., Ltd    on November 17, 2023.

As of March 31, 2024, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities

Hong Kong Jintaiyang International Education Holding Group Limited (“Golden Sun Hong Kong”)	June 23, 2017	Hong Kong, PRC	100%	Investment Holding
CF (HK) Health Technology Limited (“CF (HK)”)	April 3, 2023	Hong Kong, PRC	100%	Investment Holding
Zhejiang Golden Sun Education Technology Group Co., Ltd. (“Golden Sun Wenzhou” or “WFOE”)	October 24, 2018	PRC	100%	Education and management service
Wenzhou City Ouhai District Yangfushan Culture Tutorial School (“Yangfushan Tutorial”)	May 5, 2008	PRC	100%	Tutorial service
Shanghai Golden Sun Gongyu Education Technology Co., Ltd. (“Gongyu Education”)	September 15, 2017	PRC	100%	Education and management service
Xianjin Technology Development Co., Ltd. (“Xianjin Technology”)	February 20, 2012	PRC	85%	Education service
Shanghai Zhouzhi Culture Development Co., Ltd (“Zhouzhi Culture”)	December 11, 2012	PRC	100%	Tutorial service
Hangzhou Jicai Tutorial School Co., Ltd (“Hangzhou Jicai”)	April 10, 2017	PRC	100%	Tutorial service
Shanghai Yangpu District Jicai Tutorial School (“Shanghai Jicai”) *	March 13, 2001	PRC	100%	Tutorial service
Shanghai Hongkou Practical Foreign Language School (“Hongkou Tutorial”) **	February 6, 2004	PRC	76.5%	Tutorial service
Wenzhou Lilong Logistics Services Co., Ltd. (“Lilong Logistics”)	December 17, 2019	PRC	100%	Education logistics and accommodation service
Shanghai Qinshang Education Technology Co., Ltd (“Qinshang Education”)	December 12, 2019	PRC	100%	Educational training service
Shanghai Fuyouyuan Health Technology Co., Ltd, (“Fuyouyuan”)	March 7, 2023	PRC	52%	Health business
Shanghai Jinheyu Biotechnology Co., Ltd. (“Shanghai Jinheyu”)	August 15, 2023	PRC	51%	Health business
Zhejiang Golden Sun Selection Technology Co., Ltd	November 17, 2023	PRC	100%	E-commerce service

*	Due to the fact that Shanghai Jicai had no business activities, the Board of Directors approved to close Shanghai Jicai on September 7, 2023. This closure did not represent a strategic shift and had no significant effect on the Company’s operations and financial results; therefore, no discontinued operations were presented.
**	On November 20, 2023, Xianjin Technology injected paid-in-capital of $69,249 (RMB500,000) to exchange 10% equity interests from the non-controlling shareholder of Hongkou Tutorial. After this injection, Xianjin Technology holds 90% equity interests in Hongkou Tutorial.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

As described below, the Company, through a series of transactions which were accounted for as a reorganization of entities under a common control (the “Reorganization”), became the ultimate parent of its subsidiaries. The Company’s Chief Executive Officer, Mr. Xueyuan Wen (the “CEO”), who is also the Chairman of the Board of Directors of the Company, is the ultimate controlling shareholder of the Company.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended March 31, 2024 and 2023 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in Golden Sun’s annual financial statements for the fiscal year ended September 30, 2023 filed with the SEC on February 8, 2024.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of March 31, 2024 and September 30, 2023, non-controlling interests represented non-controlling shareholders’ proportionate share of the equity interests in Hongkou School, Xianjin Technology, Fuyouyuan and Shanghai Jinheyu.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. Furthermore, when testing assets for impairment in future periods, if management uses different assumptions or if different conditions occur, impairment charges may result. Significant estimates required to be made by management include, but are not limited to, determinations of the useful lives and valuation of long-lived assets, valuation of inventories, estimates of allowances for doubtful accounts, contract assets, commission payables, refund liabilities, revenue recognition, and valuation allowance for deferred tax assets.

Cash and cash equivalents

Cash and cash equivalents comprises cash at banks and on hand, which is unrestricted as to withdrawal and use.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, Accounts receivable, prepayments and other current assets, accounts payable, deferred revenue, accrued liabilities, due to related parties, short term bank loans and taxes payable, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the long-term liabilities approximated their present value as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts receivable, net

Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective October 1, 2022.The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2024, accounts receivable aging within 3 months amounted to $46,320, aging between 4 months to 6 months amounted to $133,602, aging between 7 months to 12 months amounted to $28,233, aging over one year amounted to $27,700. For the six months ended March 31, 2024 and 2023, $12,729 and $13,901 was written off against accounts receivable, respectively. Allowance for uncollectible balances amounted to $13,606 and $13,465 as of March 31, 2024 and September 30, 2023, respectively.

Inventories

The Company values its inventories at the lower of cost, determined on a first-in first out basis, or net realizable value. The Company reviews its inventories periodically to determine if any markdown is necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value. There is no inventory write down was recorded for the six months ended March 31, 2024 and 2023, respectively. All inventories are from Shanghai Jinheyu as of March 31, 2024. As of March 31, 2024 and September 30, 2023, inventories consisted of the following:

	March 31, 2024	September 30, 2023
Raw materials	$119,535	$153,851
Finished goods	314,676	-
Inventories	$434,211	$153,851

Prepayment and other assets

Prepayment and other assets primarily consist of prepaid rents, prepaid service fee, advances to vendors for purchasing goods or services that have not been received or provided, loans to third-parties, security deposits, advances to employees, and prepayment for acquisition. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Other receivables are written off against the allowances only after exhaustive collection efforts. For the six months ended March 31, 2024 and 2023, there was no written off against other receivables, respectively. No allowance for doubtful accounts was recorded as of March 31, 2024 and September 30, 2023, respectively.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Office Equipment	3-5 years
Leasehold Improvement	3-5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the six months ended March 31, 2024 and 2023, respectively.

Revenue recognition

The Company generates revenues primarily from tuitions fees and other fees collected from services provided. Revenue is recognized when the price is fixed or determinable, persuasive evidence of the arrangement exists, the service is performed or the product is delivered and collectability of the resulting receivable is reasonably assured.

The Company has adopted ASC 606, “Revenue from Contracts with Customers” and all subsequent ASUs that modified ASC 606, using the modified retrospective approach for the year ended September 30, 2019 and has elected to apply it retrospectively for the year ended September 30, 2018. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Company’s continuing operations currently generated its revenue from the following main sources:

Tutorial services

The Company offers various off-campus small-group foreign language tutoring programs. Each contract of tutorial service programs represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation, which is satisfied proportionately based on a straight-line basis over the program term as students simultaneously receive and consume the benefits of these services throughout the program term. The Company is the principal in providing tutorial services as it controls such services before the services are transferred to the customer. The program fees are generally collected in advance and are initially recorded as deferred revenue. Generally, the Company approves refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the contract. The refund is equal to and limited to the amount related to the undelivered classes. The Company estimates and records refund liability for the portion the Company does not expect to be entitled based on historical refund ratio on a portfolio basis using the expected value method.

E-commerce services

The Company provides promotional services to merchants on e-commerce platform and collects commissions on the sales of goods traded through e-commerce platforms based on the commission rate specified in the contract. The company does not control the products sold on e-commerce platforms. Revenue from commissions service is recognized at point in time. Commission income is recognized when customers purchase goods through e-commerce platforms.

Logistic, consulting services and others

The Company provides services to schools, including but not limited to catering and logistic service. Logistic revenue is recognized on a straight-line basis over the period, as customers simultaneously receive and consume the benefits of the services. Catering revenue is recognized at point of sale.

The Company also provides consulting services to related-party kindergartens. According to the contracts signed with each of the three kindergartens, the Company provides a range of educational management and consulting services, including branding, safety management, teacher training, supervision and evaluation on teachers, rating guidance services, to the kindergartens during the contract periods. The intended contractual benefit to the kindergartens of the management and consulting services is to enable the kindergartens’ smooth and effective operations. The promised services in each of the consulting service contracts are combined and accounted as a single performance obligation, as the promised services are considered as a significant integrated service. The consulting services are continuously provided and the kindergartens simultaneously receive and consume the benefits of these services throughout the service period each month. The revenue is recognized over time during the service period.

The Company designs and executes marketing activities for its customers and revenue is recognized at point in time when customer accepts the services.

In the six months ended March 31, 2024, the Company started to sell consumables and recognizes revenue at a point in time when control of the products is transferred to the customer.

Practical expedient

The Company has applied the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, the Company elects the portfolio approach in applying the new revenue guidance.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Disaggregation of revenue

Revenues from tutorial service and logistic and consulting services are recognized over time, based on a straight-line basis as the Company’s customers including students and schools as well as kindergartens simultaneously receive the Company’s services throughout the service periods. Revenues attributable to canteen foods and most educational materials are recognized at point in time when control of the promised goods are transferred to the customers. As the Company’s long-lived assets are all located in Yangtze River Delta, which is a triangle-shaped megalopolis comprising areas of Shanghai, southern Jiangsu province and northern Zhejiang province and substantially all of the Company’s revenues are derived from this area, no geographical disaggregation is presented. For the six months ended March 31, 2024 and 2023, the disaggregation of revenue by major revenue stream and time of the revenue recognition is as follows:

	For the six months ended March 31,
	2024	2023
Category of Revenue:
Tutorial services	$3,428,931	$3,017,545
E-commerce services	4,458	-
Logistic, consulting services and others	274,547	509,053
Total	$3,707,936	$3,526,598

	For the six months ended March 31,
	2024	2023
Timing of Revenue Recognition:
Services transferred over time	$3,486,635	$3,317,594
Goods transferred at a point in time	221,301	209,004
Total	$3,707,936	$3,526,598

Contract assets

In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Entities sometimes incur costs to obtain a contract that otherwise would not have been incurred. Entities also may incur costs to fulfill a contract before a good or service is provided to a customer. The revenue standard provides guidance on costs to obtain and fulfill a contract that should be recognized as assets. Costs that are recognized as assets are amortized over the period that the related goods or services transfer to the customer, and are periodically reviewed for impairment. Only incremental costs should be recognized as assets. Incremental costs of obtaining a contract are those costs that the entity would not have incurred if the contract had not been obtained.

As of March 31, 2024, in order to develop non-English foreign language tutorial service for middle school students, the Company incurred total of approximately $2.6 million (RMB18.6 million) commission type fee and administration costs paid to agents and schools to facilitate the related contracts with students for the tutorial service period, generally for 3 to 31 months tutorial service periods. The Company will not incur such costs if the Company does not enter into the tutorial service contracts with the students, as a result, the cost of approximately $2.6 million (RMB18.6 million) is considered as the incremental costs of obtaining contracts and shall be capitalized and amortize over tutorial service period. For the six months ended March 31, 2024 and 2023, the Company amortized related amount of $173,125 and $408,490 into selling expense, respectively. As of March 31, 2024 and September 30, 2023, the contract assets amounted to $448,187 and $423,532, respectively.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Contract liability

Contract liabilities are presented as deferred revenue in the consolidated balance sheets, which mainly represents payment received from students in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. As of March 31, 2024 and September 30, 2023, the balance of deferred revenue amounted to $2,751,584 and $3,988,699, respectively. Substantially all of which will be recognized as revenue during the Company’s following fiscal year.

Refund liability

Refund liability mainly relates to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the courses. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of March 31, 2024 and September 30, 2023, refund liability amounted to $250,556 and $333,030, respectively.

Cost of revenues

Cost of revenues mainly consists of renumeration to instructors and tutors, rental expenses for office space and learning centers, canteen foods and teaching materials used in the provision of educational services.

Government subsidies

Government subsidies are recognized when there is a reasonable assurance that the Company will comply with the conditions attach thereto and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive income when received. For the six months ended March 31, 2024 and 2023, the government subsidies income amounted to $278 and $860,079, respectively, and was included in other income of the unaudited condensed consolidated statements of (loss) income and comprehensive (loss) income.

Advertising expenditures

Advertising expenditures are expensed as incurred for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the six months ended March 31, 2024 and 2023, the advertising expenses amounted to $116,853 and $149,379, respectively.

Operating leases

The Company adopted Topic 842 on October 1, 2022 using the modified retrospective transition approach. The Company has operating lease contracts for office space. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company.

For leases with lease term less than one year (short-term leases), the Company records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of March 31, 2024 and September 30, 2023, there are $2,806,694 and $2,639,258 respectively of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended March 31, 2024 and 2023, respectively. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Employee benefits

Full-time employees of the Company in the PRC participate in a government-mandated employer contribution social insurance plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to eligible full-time employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The contributions to the plan are expensed as incurred. Obligations for contributions to employer contribution social insurance plans are recognized as employee benefit expenses in the period during which services are rendered by employees.

(Loss) earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Share-based compensation

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee and non-employee share-based awards. For employee share-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	For the six months ended March 31, 2024	For the six months ended March 31, 2023	September 30, 2023
Balance sheet items, except for equity accounts	US$1=RMB7.2203	US$1=RMB6.8676	US$1=RMB7.2960
Items in the statements of income and cash flows	US$1=RMB7.2064	US$1=RMB6.9761	US$1=RMB7.0533

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net (loss) income. Other comprehensive (loss) income consists of foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

Concentrations of risks

(a) Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2024 and September 30, 2023, the aggregate amount of cash of $1,796,339 and $3,431,979, respectively, was held at major financial institutions in mainland PRC, where there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As of March 31, 2024 and September 30, 2023, cash of $290,319 and $3,112,082, respectively, was held at major financial institutions in Hong Kong, PRC. The bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to HKD500,000. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of risks (continued)

(b) Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Risks and uncertainties

The Company has substantial operations in China through its PRC subsidiaries. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. The Company believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Company’s operations.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company is in the process of evaluating the effect of the adoption of this ASU.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 3 — LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

For the six months ended March 31, 2024, the Company incurred a net loss of $1,794,164 and net cash used in operating activities of $2,647,927. As of March 31, 2024, the Company has an accumulated deficit of $16,676,901 and the working capital deficit of $722,821. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Company has historically funded its working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital. As of March 31, 2024, the Company had cash of $2,087,081. Deferred revenue included in current liabilities amounted to $2,751,584 mainly presenting the deferred tuition payments that will be recognized as revenue in the next fiscal year when the services are provided. As of March 31, 2024, the Company had a short-term loan and long-term loans of $34,071 and $3,240,863, respectively. The Company expects that it would be able to obtain new bank loans or renew its existing bank loans upon maturity based on past experience and the Company’s good credit history. As of June 30, 2024, the Company had cash of approximately $0.4 million. Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include: (1) working to improve our liquidity and capital sources mainly through cash flow from its operations, renewal of bank borrowings, equity or debt offering and borrowing from related parties, and (2) implementing a strategic transition to expand into the wellness industry and others in China. In order to fully implement our business plan and recover from continuing losses, we may also seek equity financing from outside investors. At the present time, however, we do not have commitments of funds from any potential investors. There can be no assurance that additional financing, if required, would be available on favorable terms or at all and/or that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary. Based on the above analysis, management believes the company can continue as a going concern, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	March 31, 2024	September 30, 2023
Accounts receivable	$235,855	$52,796
Less: allowance for credit losses	(13,606)	(13,465)
Accounts receivable, net	$222,249	$39,331

Allowance for credit losses movement:

	March 31, 2024	September 30, 2023
Beginning balance	$13,465	$92,086
Recovery	-	(71,681)
Written off	-	(7,263)
Foreign exchange translation effect	141	323
Ending balance	$13,606	$13,465

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 5 — PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other assets, net consisted of the following:

	March 31, 2024	September 30, 2023
Prepaid rents (a)	$125,556	$191,339
Prepaid service fee (b)	482,410	597,410
Loans to third parties (c)	246,186	238,134
Advances to vendors (d)	251,949	378,152
Advance to employees (e)	47,979	5,491
Security deposits	219,068	202,155
Prepayment for acquisition (f)	5,362,816	3,602,000
Prepaid board compensation	15,005	16,667
Others (g)	46,321	111,386
Prepayment and other assets, net	$6,797,290	$5,342,734
Including:
Prepayment and other current assets, net	$6,224,697	$4,869,347
Prepayments and other non-current assets, net	$572,593	$473,387

(a)	Prepaid rents represent the prepayment of rent related to leases expiring within 12 months.

(b)	The prepaid expenses mainly represents the prepayment for teaching platform software technical service provided by third party service providers that will be amortized over one to three years.

(c)	Loans to third parties represent the balance of the amount lent to various third parties for their working capital needs at an interest rate of 5% per annum.

(d)	Advances to vendors primarily included prepayment for abroad-study programs.

(e)	Advance to employees was provided to staff for travelling and business-related use and are expensed as incurred.

(f)	On April 10, 2023, the Company signed a Share Purchase Agreement (“SPA”) to purchase 100% equity interest of Kaiye (Wenzhou) Water Project Development Co., Ltd (“Kaiye”) from a third party and Ms. Zhao Dongfang, a shareholder of the Company who owns approximately 3.4% of the Company’s equity shares. Kaiye is a provider of waterfront tourism projects especially water sports projects development. Pursuant to the SPA, the total consideration is $5,000,000, which will be paid in three installments. On March 1, 2024, all parties agreed to amend the consideration to $5,983,131 (RMB43.2 million) As of March 31, 2024, the Company has paid $5,362,816 (RMB38,721,142). The Company expect to complete this transaction end of the fiscal year 2024.

(g)	Others primarily included funds deposited in payment platforms such as Alipay and WeChat.

Allowance for doubtful accounts movement:

	March 31, 2024	September 30, 2023

Beginning balance	$-	$-
Provision for security deposits	-	10,378
Write off security deposits	-	(10,378)
Ending balance	$-	$-

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	March 31, 2024	September 30, 2023

Office equipment	$367,620	$331,114
Leasehold improvements	60,344	394,147
Subtotal	427,964	725,261
Less: accumulated depreciation and amortization	(305,057)	(410,609)
Property and equipment, net	$122,907	$314,652

Depreciation expenses for the six months ended March 31, 2024 and 2023 amounted to $49,302 and $79,916, respectively. No impairment was recorded for the six months ended March 31, 2024 and 2023, respectively.

Note 7 — LEASE

The Company has several operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expenses for the six months ended March 31, 2024 and 2023 were $427,685 and $165,937, respectively.

Effective October 1, 2022, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of October 1, 2022. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	March 31, 2024	September 30, 2023
Operating lease right-of-use assets, net	$1,016,123	$1,358,342

Operating lease liabilities – current	382,090	551,384
Operating lease liabilities - non-current	691,775	882,617
Total operating lease liabilities	$1,073,865	$1,434,001

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2024:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.33 years
Weighted average discount rate	7.9%

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 7 — LEASE (continued)

The following is a schedule of maturities of lease liabilities as of March 31, 2024:

Twelve months ending March 31,
2025	$447,684
2026	236,141
2027	213,288
2028	220,212
2029	134,113
Total future minimum lease payments	1,251,438
Less: imputed interest	(177,573)
Present value of lease liabilities	$1,073,865

Note 8 — BANK LOANS

Short-term bank loans

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	March 31, 2024	September 30, 2023
China Construction Bank (“CCB”)	$34,071	$33,717
Total	$34,071	$33,717

On July 28, 2023, the Company entered into a loan agreement with China Construction Bank for unsecured revolving lines of credit with a term of one year, pursuant to which a facility of up to approximately $34,071 (RMB246,000) was made available to the Company, at a fixed rate of 3.9% per annum.

Long-term bank loans

Long-term bank loans consisted of the following:

	March 31, 2024	September 30, 2023
Zhejiang Wenzhou Longwan Rural Commercial Bank (“Longwan RCB”) (1)	$1,384,984	$1,370,613
Zhejiang Wenzhou Longwan Rural Commercial Bank (“Longwan RCB”) (2)	678,643	671,602
Wenzhou Minshang Bank (3)	1,177,236	1,165,022
Total	$3,240,863	$3,207,237
Less: Long-term bank loans - current portion	(365,636)	-
Long-term bank loans - non-current portion	$2,875,227	$3,207,237

(1)

On April 19, 2022, the Company entered into a loan agreement with Longwan RCB to obtain a loan of $360,096 (RMB2,600,000) for a term from April 19, 2022 to March 28, 2025 at a fixed annual interest rate of 8.1%. WFOE guaranteed for the repayment of the loan. CEO and his family members also provided personal guaranty for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan. The Company has repaid $63,709 (RMB460,000) of principal as of March 31, 2024.

On September 14, 2022, the Company entered into two loan agreements with Longwan RCB to obtain in aggregated of $830,990 (RMB6,000,000) from September 14, 2022 to September 8, 2025 at a fixed annual interest rate of 5.45%. WFOE guaranteed for the repayment of the loans. CEO also provided personal guaranty for the repayment of the loans. The CEO with his wife pledged personal properties as collateral to secure the loans and provided personal guaranty for the repayment of the loans.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 8 — BANK LOANS (continued)

(1)	On September 15, 2022, the Company entered into two loan agreements with Longwan RCB to obtain in aggregated of $257,607 (RMB1,860,000) from September 15, 2022 to September 12, 2025 at a fixed annual interest rate of 8.1%. WFOE guaranteed for the repayment of the loans. CEO and his family members also provided personal guaranty for the repayment of the loans. CEO and his wife pledged their personal properties as collateral to secure the loans.

(2)	On January 16, 2023, the Company entered into a loan agreement with Longwan RCB to obtain a loan of $678,643 (or RMB4,900,000) for a term from January 17, 2023 to January 16, 2026 at a fixed rate of 4.56% per annum. WFOE and CEO guaranteed for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan.

(3)	On February 15, 2023, the Company entered into a loan agreement with Wenzhou Minshang Bank to obtain a loan of $1,177,236 (or RMB8,500,000) for a term from February 15, 2023 to February 15, 2028 at a fixed annual interest rate of 7.5%. The Company’s CEO and his wife provided personal guaranty for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan.

For the six months ended March 31, 2024 and 2023, the weighted average annual interest rate for the bank loans was approximately 6.6% and 6.2%, respectively. Interest expenses for the above-mentioned loans amount to $106,741and $92,445 for the six months ended March 31, 2024 and 2023, respectively.

The repayment schedule for the bank loans are as follows:

Twelve months ending March 31,	Repayment
2025	$399,706
2026	1,227,096
2027	817,141
2028	830,991
Total	$3,274,934

Note 9 — RELATED PARTIES BALANCES AND TRANSACTIONS

Accounts receivable-related parties

Accounts receivable from related parties amounted to $12,409 and $15,077 as of March 31, 2024 and 2023, respectively, which have been fully collected subsequently.

Due to a related party

Due to a related party amounted to $108,258 and $63,689 as of March 31, 2024 and 2023, respectively, representing the funds advanced to the Company by the CEO for working capital purpose.

Revenue earned from related parties

For the six months ended March 31, 2024 and 2023, the Company provided educational management consulting service and sold products to certain schools owned by the CEO and his wife and earned revenue from related parties of $60,111 and $254,291, respectively.

Guarantee provided by related parties

Several related parties guaranteed the repayment of the Company’s short-term and long-term loans. (See Note 8)

    GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 10 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares, as the case may be, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Under Hong Kong tax laws, Shanghai Golden Sun and Hong Kong Golden Sun are subject to a statutory income tax rate at 16.5% if revenue is generated in Hong Kong and they are exempted from income tax on their foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends. No Hong Kong profit tax has been provided as there were no assessable profits earned or derived from Hong Kong during the years presented.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. All the Company’s PRC subsidiaries are subject to statutory 25% income tax rate.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

i)	The components of the income tax provision are as follows:

	For the six months ended March 31,
	2024	2023
Current income tax	$138,781	$180,842
Deferred income tax	-	-
Total provision for income taxes	$138,781	$180,842

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

	For the six months ended March 31,
	2024	2023
Income (benefit) expense computed based on PRC statutory rate	$(413,846)	$(870,439)
Tax effect of different tax rates in other jurisdictions	68,526	576,986
Tax effect of unrecognized loss	272,558	205,489
Change in valuation allowance	186,122	229,207
Non-deductible items and others*	25,421	39,599
Income tax expense	$138,781	$180,842

*	Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 10 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	March 31, 2024	September 30, 2023
Deferred tax assets:
Net operating loss carry-forward	$1,170,418	$974,439
Allowance of doubtful accounts	3,402	3,366
Valuation allowance	(1,173,820)	(977,805)
Total deferred tax assets	$-	$-

ⅳ)	The following table summarizes deferred tax assets valuation allowance movement:

	March 31, 2024	September 30, 2023
Beginning balance	$977,805	$775,966
Change to tax expense in current year	186,122	228,862
Foreign currency translation adjustments	9,893	(27,023)
Ending balance	$1,173,820	$977,805

As of March 31, 2024, the total of net operating losses carried forward was $4,690,704, which will expire on various dates from May 31, 2024 to May 31, 2028. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of March 31, 2024 and September 30, 2023.

(b) Taxes payable

Taxes payable consist of the following:

	March 31, 2024	September 30, 2023
Income tax payable	$2,806,694	$2,639,258
Value-added tax payable	1,144,361	1,098,163
Other taxes payable	145,786	140,289
Total taxes payable	$4,096,841	$3,877,710

A reconciliation of the beginning and ending amount of total unrecognized tax benefits as follows:

	March 31, 2024	September 30, 2023
Balance at beginning of period	$2,639,258	$2,573,830
Increase related to current year tax positions	140,035	134,275
Foreign exchange translation effect	27,401	(68,847)
Balance at end of period	$2,806,694	$2,639,258

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 10 — TAXES (continued)

(b) Taxes payable (continued)

The unrecognized tax benefits represent the estimated income tax expenses the Company would be required to pay should its revenue for tax purposes be recognized in accordance with current PRC tax laws and regulations. $2,806,694 and $2,639,258 of unrecognized tax benefits as of March 31, 2024 and September 30, 2023 were included in income taxes payable. Unrecognized tax benefits if recognized, would affect the effective tax rate. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. There was no interest and penalty accrued as of March 31, 2024 and September 30, 2023 since it is impossible to estimate the amount of the penalty and interest at this point, and the Company believes that the probability of being charged interest and penalty is remote as the local authority is often willing to settle. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. As of March 31, 2024, the tax years ended December 31, 2018 through December 31, 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Note 11 — SHAREHOLDERS’ EQUITY

Ordinary shares

Recapitalization

On April 24, 2021, the shareholders of the Company passed unanimous written resolutions to subdivide the Company’s authorized and issued share capital on a 1:2000 basis (the “Subdivision”) and to adopt amended and restated memorandum and articles of association. Pursuant to the Subdivision, the Company’s authorized share capital was amended from US$50,000 divided in to 45,000 Class A ordinary shares of par value US$1.00 each and 5,000 Class B ordinary shares of par value US$1.00 each to US$50,000 divided into 90,000,000 Class A ordinary Shares of $0.0005 par value per share and 10,000,000 Class B ordinary shares of $0.0005 par value per share and all issued shares in the capital of the Company were subdivided such that every one share of each class was subdivided into 2,000 shares of that class.

On September 30, 2021, the Board of Directors approved that the shareholders of the Company voluntarily surrender, on pro rata basis, 2,000,000 ordinary shares of US$0.0005 par value per share (the “Surrender”).

On April 11, 2024, the Company’s shareholders approved the consolidation of the Company’s authorised and issued share capital, at a ratio of 10:1, such that the authorised share capital of the Company was consolidated from US$50,000 divided into 90,0000,000 Class A ordinary shares with a par value of US$0.0005 each and 10,000,000 Class B ordinary shares with a par value of US$0.0005 each to $50,000 divided into 9,000,000 Class A ordinary shares with a par value of $0.005 each and 1,000,000 Class B ordinary shares with a par value of $0.005 each and all issued shares in the capital of the Company were consolidated such that every ten shares of each class was consolidated into one share of that class (with any fractional entitlements to be round up to the next whole share).

The Company believes that the share consolidation accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 11 — SHAREHOLDERS’ EQUITY (continued)

Shares issued for service

On February 20, 2023, the Board of Directors of the Company approved to reward Ms. Huang Yunan, the Chief Financial Officer for her past efforts in IPO with a one-time award of 39,000 shares, which were vested immediately upon grant. On February 20, 2023, the Company issued 39,000 Class A ordinary shares to Ms. Huang. These shares were valued at $975,000, which was based on the value of the Company’s Class A ordinary shares at the grant date.

On February 20, 2023, the Board of Directors of the Company approved to reward a third-party consultant for his past efforts in IPO with a one-time award of 34,000 shares, which were vested immediately upon grant. On February 20, 2023, the Company issued 34,000 Class A ordinary shares to such third-party consultant. These shares were valued at $850,000, which was based on the value of the Company’s Class A ordinary shares at the grant date.

As of September 30, 2023, the Company had an aggregate of 1,980,944 Class A ordinary shares outstanding, consisting of 1,577,944 Class A and 403,000 Class B ordinary shares, respectively.

As of March 31, 2024, the Company had an aggregate of 1,980,944 Class A ordinary shares outstanding, consisting of 1,577,944 Class A and 403,000 Class B ordinary shares, respectively.

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries in the PRC must take appropriations from tax profit to non-distributive funds. These reserves include general reserve and the development reserve.

The general reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of a PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve amounted $133,596 and $133,596 as of March 31, 2024 and September 30, 2023, respectively.

Prior to the effectiveness of Amended Private Education Law, PRC laws and regulations required private schools that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational facility. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. For the Company’s private schools, development reserve amounted to $955,950 and $873,431 as of March 31, 2024 and September 30, 2023, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Company’s operating subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was $1,098,268 and $1,032,672 as of March 31, 2024 and September 30, 2023, respectively.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 12 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of March 31, 2024 and September 30, 2023 the Company had no material outstanding litigations.

Commitments

The Company had various outstanding bank loans (details refer to Note 8) and non-cancellable operating lease agreements (details refer to Note 7).

On December 25, 2023, the Company’s subsidiary Zhouzhi Culture signed an agreement to provide guarantee for a third party’s lease agreement. The guarantee will expire on March 31, 2025.

Note 13 — SEGMENT INFORMATION

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments The Company has determined that it has two operating segments as defined by ASC 280, “Segment Reporting”: education and wellness and others. Education segment offers foreign language tutorial services and other education training management services in China. The wellness and others segment offers wellness service as well as related products and others services.

Selected financial information is presented below:

	Education		Wellness and others		Total
	2024	2023	2024	2023	2024	2023
Revenues	$3,689,016	$3,526,598	$18,920	$-	$3,707,936	$3,526,598
Cost of revenues	2,053,164	2,285,768	21,896	-	2,075,060	2,285,768
Gross profit	1,635,851	1,240,830	(2,975)	-	1,632,876	1,240,830
Interest expenses, net	111,304	142,967	(20)	-	111,284	142,967
Depreciation and amortization	53,008	79,916	920	-	53,928	79,916
Capital expenditures	15,531	167,292	17,566	-	33,097	167,292
Segment assets	15,693,113	19,448,093	746,821	-	16,439,934	19,448,093
Segment loss	$(1,542,596)	$(3,662,596)	$(251,568)	$-	$(1,794,164)	$(3,662,596)

Note 14 — SUBSEQUENT EVENTS

On April 11, 2024, the Company’s shareholders approved a ten-for-one share consolidation effective on April 18, 2024. As a result of the share consolidation, the authorized share capital of the Company is amended to $50,000 divided into 9,000,000 Class A ordinary shares with a par value of $0.005 each and 1,000,000 Class B ordinary shares with a par value of $0.005 each.